Mail Stop 4561

May 7, 2009

*By U.S. Mail and Facsimile to: (662) 563-7380*

Frank West
President and Chief Executive Officer
Security Capital Corporation
Post Office Box 690
Batesville, Mississippi 38606

>    **Re:    Security Capital Corporation**
>    **Preliminary Proxy Statement on Schedule 14A**
>    **Filed May 5, 2009**
>    **File No. 000-50224**

Dear Mr. West:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.    In the section "Capital Purchase Program" beginning on page 3, please include a discussion of the warrants Treasury will receive.

2.    On page 5 you indicate that you have "received approval for and anticipate[s] accepting an investment of approximately \$10.7 million."  If you have determined the amount of investment you will accept, please state with certainty; if you have not determined the final amount of investment you will accept, please provide the minimum and maximum amount and provide the appropriate disclosures for both figures throughout the document,

including pro forma financial information.

3.      In the section "Issuance of Preferred Stock Under the Capital Purchase Plan" on page 5, please clarify that you are participating in the "private" Capital Purchase Program.

4.      On page 5 and elsewhere in the narrative discussion of the use of proceeds, please include information regarding the use of proceeds that is consistent with the disclosures and assumptions made in the pro forma financial information.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney